A Time To Grow, Inc.

1240 Blalock Road, Suite 170

Houston, Texas 77055

(713) 249-1428

November 12, 2001

Suzanne Hayes

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4-9

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

A Time To Grow, Inc., Application for Withdrawal of Registration Statement on Form SB-2; Registration File Number: 333-66936.

Dear Ms. Hayes:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, A Time To Grow, Inc. (the “Registrant”) applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2.  The Registration Statement was originally filed on August 6, 2001 and was subsequently amended on August 20, 2001 and October 12, 2001.

One of the material agreements between the Company and its underwriter has been amended and, therefore, the earlier registration must be withdrawn as the agreement attached as an exhibit to that registration statement is no longer complete.  The agreement, as originally filed, was found to need this change in order to be a completed transaction under the requirements of Rule 415.  Therefore, we feel it is in the best interests of the public and necessary for the protection of investors that we withdraw the current filing.  No securities have been sold under the Registration Statement and the prospectus has not been distributed to any person or entity other than through the filings made with the Commission.

Therefore, we request an order granting the withdrawal of the Registration Statement, as amended, including all exhibits, be issued by the Commission as soon as possible on the grounds that the withdrawal is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

Please provide the Registrant a facsimile copy of the order as soon as it is available at facsimile number (713) 266-3701.  If you have any questions regarding the foregoing application for withdrawal, please feel free to contact me at (713) 249-1428.  Thank you for your assistance with this matter.

Sincerely,

___//s// Jonathan C. Gilchrist, President___